SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

A Publicly Held Company – CVM Code No. 00482-0
CNPJ/MF No. 42.150.391/0001 -70
NIRE No. 29.300.006.939

NOTICE TO SHAREHOLDERS

DISTRIBUTION OF DIVIDENDS

Braskem S.A. (“Braskem”) hereby informs its shareholders that, the Annual General Meeting held on March 26, 2008 approved the proposal for payment of dividends relating to the 2007 fiscal year, in the total amount of two hundred and seventy-eight million four hundred and fifty-six thousand seven hundred and ninety-nine reais and sixty-six centavos (R$278,456,799.66), which corresponds to approximately 51% of the net profits for the year, for payment to the holders of common shares, classes “A” and “B” preferred shares, not in treasury, and the holders of American Depositary Receipt (ADR), corresponding to the gross value of: a) sixty-four centavos and a fraction (R$ 0.644625) per common share and classes “A” and “B” preferred share, and b) one real, twenty-eight centavos and a fraction (R$ 1.28925) per ADR, with due regard for the rules of the Company’s Bylaws.

As approved, payment shall begin as of April 07, 2008, with no withholding income tax, pursuant to prevailing law. Since March 27, 2008, the trading of common shares and classes “A” and “B” preferred shares, as well as of ADRs, are being carried out “Ex-Dividends”, being March 26, 2008 considered the “Brazilian Record Date” and March 31, 2008 considered the “US Record Date”, in order to comply with the obligations assumed by reason of the ADR program maintained by Braskem in the United States of America. Due to reasons of an operational nature, conversions of class “B” preferred shares into class “A” preferred shares shall be suspended from March 27 to April 07, 2008.

Banco Itaú S.A. will be at the disposal of the Shareholders to explain any doubts through telephone number (11) 5029.7780 or at the Place of Services to Shareholders located in the branches at the following addresses:

- Rua Boa Vista, 176, 1º subsolo, São Paulo-SP;
- Rua Sete de Setembro, 99, subsolo, Rio de Janeiro-RJ;
- Av. João Pinheiro, 195, subsolo, Belo Horizonte-MG;
- Rua Sete de Setembro, 746, térreo, Porto Alegre-RS;
- Rua João Negrão, 65, sobreloja, Curitiba-PR;
- Av. Estados Unidos, 50, 2º andar, Salvador-BA;
- SCS, Quadra 3, Edifício D’Ângela 30 – bloco A, sobreloja, Brasília-DF.

São Paulo, March 27, 2008.

Carlos José Fadigas de Souza Filho
Vice President of Finance and Investor Relations

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.